GLOBAL PARTNERS LP  800 South Street, Suite 500, P.O. Box 9161, Waltham, MA 02454-9161

Edward J. Faneuil

Executive Vice President, General Counsel and Secretary

Tel: 781-398-4211

Fax: 781-398-9211

efaneuil@globalp.com

September 30, 2016

Via EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                        Global Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-32593

Dear Mr. Schwall:

Set forth below is the response of Global Partners LP (the “Partnership”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 21, 2016, with respect to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Commission on February 29, 2016, File No. 1-32593, (the “2015 Form 10-K”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text.

Capital Expenditures, page 70

1.                      Expand your disclosure to quantify your anticipated maintenance and expansion capital expenditures for 2016.

Response:

During the Partnership’s fourth quarter 2015 financial results earnings call held on February 29, 2016 (the same date on which the 2015 Form 10-K was later filed), the Partnership stated that it expected

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Securities and Exchange Commission

September 30, 2016

maintenance capital expenditures for 2016 of approximately $40 million, more than $30 million of which reflected costs associated with the Partnership’s portfolio of retail gasoline sites in its Gasoline Distribution and Station Operations (“GDSO”) segment.  The balance of the anticipated maintenance capital expenditures related to investments in the Partnership’s terminals and IT infrastructure.

The Partnership further stated during the call that, with respect to expansion capital expenditures, the Partnership had no material committed capital expansion dollars in 2016 and that it expected expansion capital expenditures in the range of $30 million to $35 million.  Anticipated investments for 2016 included raze and rebuilds and new-to-industry sites in its GDSO segment. Other planned investments for 2016 included completion of the dock expansion and related project infrastructure in Oregon of approximately $8 million and certain IT projects.

The Partnership will include similar disclosures in its future Annual Reports on Form 10-K in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources” with respect to anticipated maintenance and expansion capital expenditures for the then upcoming year.

The Partnership hereby acknowledges that:

•                 The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on next page]

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Securities and Exchange Commission

September 30, 2016

Please direct any questions you have with respect to the foregoing response to me at (781) 398-4211.

Very truly yours,

GLOBAL PARTNERS LP
By: Global GP LLC, its General Partner

By: /s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President and General Counsel

cc:                              Lisa Krestynick (Securities and Exchange Commission)

Brenda Lenahan (Vinson & Elkins L.L.P.)

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